UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                          (Amendment No. __)

                         Chic by H.I.S. Inc.
                           (name of issuer)

                Common Stock, par value $.01 per share
                     (Title of Class of Securities)



                               167113109
                             (CUSIP Number)


                           Arnold M. Amster
                           767 Fifth Avenue
                         New York, New York  10153
                            (212)  644-4500
  (Name, Address, and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                            August 27, 1997
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:





                (Continued on the following pages)

CUSIP No. 167113109

1)     Name of Reporting Person                 Arnold M. Amster

       S.S. or I.R.S. Identification No.
       of Above Person                    (Intentionally Omitted)

2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]

3)    SEC Use Only

4)    Source of Funds                           PF

5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                        [ ]

6)    Citizenship or Place of Organization    United States


                    7)    Sole Voting         54,000 shares
                          Power

Number of Shares    8)    Shared Voting      460,200 shares
                          Power

                    9)    Sole Dis-           54,000 shares
                          positive Power

                   10)    Shared Dis-        460,200 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         514,200 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     5.3 per cent


14)   Type of Reporting Person               IN

CUSIP No. 167113109

1)    Name of Reporting Person               Peggy J. Amster

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        PF


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   United States


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      22,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        22,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         22,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     .2 per cent


14)   Type of Reporting Person               IN

CUSIP No. 167113109

1)    Name of Reporting Person               Peggy J. Amster,
                                             as custodian for
                                             Wendy Amster
      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        PF


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   United States


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      35,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        35,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         35,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     .4 per cent


14)   Type of Reporting Person               IN

CUSIP No. 167113109


1)    Name of Reporting Person               The Amster
                                             Foundation
      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        PF


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   New York


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      20,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        20,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         20,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     .2 per cent


14)   Type of Reporting Person               OO

CUSIP No. 167113109

1)    Name of Reporting Person               Amster & Company

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        WC


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   New York


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      100,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        100,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         100,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     1.0 per cent


14)   Type of Reporting Person               PN

CUSIP No. 167113109

1)    Name of Reporting Person               Flex Holding Corp.

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        WC


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   Delaware


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      283,200 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        283,200 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         283,200 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     2.9 per cent


14)   Type of Reporting Person               CO

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Chic by H.I.S. Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1372 Broadway, New York, New York 10018.
Item 2.  Identity and Background.
         This Statement is being filed by: Arnold M. Amster; Peggy J. Amster; Peggy J. Amster, as custodian for Wendy Amster; The Amster Foundation; Amster & Co.; and Flex Holding Corp. (collectively, the "Reporting Persons"). Arnold M. Amster has been Senior Managing Partner of Amster & Co., an investment limited partnership, and Chairman of the Board of Flex Holding Corp., a private investment company, since prior to 1990.
Peggy J. Amster has been a housewife since prior to 1990. Flex Holding Corp. is a Delaware corporation which is a private investment company. The Amster Foundation is a private family foundation controlled by Arnold M. Amster. Amster & Co. is a New York limited partnership, which is engaged in making investments and of which Arnold M. Amster is the sole general partner
thereof.   Schedule A annexed hereto and incorporated herein by
reference sets forth the addresses of the Reporting Persons, and Schedule B annexed hereto and incorporated herein by reference sets forth the information required by Item 2 of Schedule 13D with respect to the executive officers and directors of Flex Holding Corp.
          None of the Reporting Person has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.
          Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.
          The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group," and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

Item 3.  Source and Amount of Funds.
         The source and amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of the Common Stock reported in Item 5 below was as follows:

Name

Amount

Source of Funds



Arnold M. Amster
$  335,786
     personal funds*


Peggy J. Amster
$  136,829
     personal funds*


Peggy J. Amster,
  as custodian for
  Wendy Amster
$  220,647
     personal funds


The Amster Foundation
$  128,849
     foundation funds


Amster & Co.
$  648,329
     working capital*


Flex Holding Corp.
$1,855,310
     working capital*

_______________________
*The shares of Common Stock owned by Arnold M. Amster, Peggy J.
Amster, Amster & Co., and Flex Holding Corp. were purchased in their respective brokerage margin accounts on customary margin terms.

Item 4.   Purpose of Transaction.
          Each of the Reporting Persons purchased the shares of Common Stock owned by such Reporting Person for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Company's business.
Certain of the Reporting Persons have had telephone conversations with the Issuer, but they do not believe that they received any material information during these conversations which had not been publicly disseminated by the Issuer.
          Each of the Reporting Persons intends to review his respective investment in the Issuer and may, depending in part upon the Issuer's course of action, seek to increase, decrease, or dispose of his investment in the Issuer.
          Other than as described herein, none of the Reporting Persons or, to the best knowledge of Flex Holding Corp., any of its directors or executive officers or to the best knowledge of Amster & Co., its general partner, has any present plans or proposals which would relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940 are inapplicable.
          Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his holdings of Common Stock, or to change his intention with respect to any and all of the matters referred to in this item 4.
Item 5.   Interest in Securities of the Issuer.
          Set forth on Schedule C hereto and incorporated herein by reference is certain information concerning all transactions in the Common Stock in which the Reporting Persons have engaged during the past 60 days. All of such transactions were effected on the New York Stock Exchange, except that on August 21, 1997, Flex Holding Corp. purchased 25,000 shares, Amster & Co. purchased 25,000 shares and The Amster Foundation purchased 2,000 shares in a privately negotiated transaction on the third market.
          The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

Name
Number of Shares
Percentage







Arnold M. Amster
                              514,200 (1)
                               5.3 per cent (1)







Peggy J. Amster
                              22,000 (2)
                                .2 per cent (2)







Peggy J. Amster,
  as custodian for
  Wendy Amster


                                35,000


                                  .4 per cent







The Amster Foundation
                                20,000
                                  .2 per cent







Amster & Co.
                                100,000
                                 1.0 per cent







Flex Holding Corp.
                                283,200
                                 2.9 per cent

 (1) Includes an aggregate of 460,200 shares of Common Stock owned by the other Reporting Persons. Arnold M. Amster has or shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all of such shares owned by the other Reporting Persons. Arnold M. Amster disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons.

(2) Excludes 35,000 shares of Common Stock owned by Peggy J. Amster, as custodian for Wendy Amster, as to which shares Peggy J. Amster disclaims beneficial ownership.
Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

          Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to any agreements concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint ventures,
(iv) loan or option arrangements, (v) puts or calls, (vi) guarantees or profits, (vii) division of profits or loss or (viii) the giving or withholding of proxies.

Item 7.   Material to be filed as Exhibits.
          Exhibit 1 - Joint Filing Agreement.

                   SIGNATURES AND POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person or entity whose signature appears below constitutes and appoints Arnold M. Amster his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Statement on Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

          After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.





August 26, 1997
/s/ Arnold M. Amster
Arnold M. Amster


August 26, 1997
/s/ Peggy J. Amster
Peggy J. Amster


August 26, 1997
/s/ Peggy J. Amster
Peggy J. Amster, as custodian for
Wendy Amster


August 26, 1997
THE AMSTER FOUNDATION




By /s/ Arnold M. Amster
   Arnold M. Amster


August 26, 1997
AMSTER & CO.



By /s/ Arnold M. Amster
   Arnold M. Amster, General Partner


August 26, 1997
FLEX HOLDING CORP.



By /s/ Arnold M. Amster
   Arnold M. Amster,
   Chairman of the Board

                            Schedule A

                  Addresses of Reporting Persons



Arnold M. Amster
     767 Fifth Avenue
     New York, New York  10153

Peggy J. Amster
     c/o Amster & Co.
     767 Fifth Avenue
     New York, New York  10153

Peggy J. Amster,
  custodian for
  Wendy Amster
     c/o Amster & Co.
     767 Fifth Avenue
     New York, New York  10153

The Amster Foundation
     c/o Amster & Co.
     767 Fifth Avenue
     New York, New York  10153

Amster & Co.
     767 Fifth Avenue
     New York, New York  10153

Flex Holding Corp.
     767 Fifth Avenue
     New York, New York  10153

                           Schedule B

      Directors and Executive Officers of Flex Holding Corp.



          Arnold M. Amster is the Chairman of the Board, President, and the owner of a majority of the voting stock of Flex Holding Corp. Mr. Amster is also Senior Managing Partner of Amster & Co., an investment limited partnership. Mr. Amster is a citizen of the United States, and his address is 767 Fifth Avenue, New York, New York 10153.
          Robert M. Boyar is a director of Flex Holding Corp.
Mr. Boyar is also a partner of Boyar, Higgins & Suozzo, a law firm. Mr. Boyar is a citizen of the United States, and his address is 10 Park Place, Morristown, New Jersey 07960.
          Arnold J. Jacobs is a director of Flex Holding Corp. Mr. Jacobs is also a partner of Proskauer Rose LLP, a law firm. Mr. Jacobs is a citizen of the United States, and his address is 1585 Broadway, New York, New York 10036.
          David Rothberg is Executive Vice President of Flex Holding Corp. Mr. Rothberg is a citizen of the United States, and his address is 767 Fifth Avenue, New York, New York 10153.

                            Exhibit 1

                      Joint Filing Agreement


     Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit 1, and all
amendments thereto may be filed on behalf of each such person.
Dated:    August 26, 1997

/s/ Arnold M. Amster
Arnold M. Amster


/s/ Peggy J. Amster
Peggy J. Amster


/s/ Peggy J. Amster
Peggy J. Amster, as custodian
 for Wendy Amster


THE AMSTER FOUNDATION


By /s/ Arnold M. Amster
Arnold M. Amster


AMSTER & CO.


By /s/ Arnold M. Amster
Arnold M. Amster, General
Partner


FLEX HOLDING CORP.


By /s/ Arnold M. Amster
Arnold M. Amster,
Chairman of the Board

ARNOLD M. AMSTER:
                           2,000                      6.56       08/01/97

PEGGY AMSTER:
                         1,100                             6.50    08/01/97
                            900                            6.75    08/14/97

THE AMSTER FOUNDATION:
                           2,100                      6.50       06/27/97
                           2,900                      6.50       07/18/97
                           2,900                      6.63       08/05/97
                              100                     6.63       08/07/97
                           2,000                      7.00       08/21/97

AMSTER & COMPANY:
                              25,000                       7.00    08/21/97
FLEX HOLDING CORP.:
                         1,500                    6.50 06/30/97
                           400                    6.50 07/02/97
                         1,300                    6.63 07/02/97
                         1,600                    6.50 07/07/97
                         5,000                    6.50 07/09/97
                         2,500                    6.25 07/10/97
                         5,000                    6.38 07/10/97
                         5,000                    6.25 07/11/97
                         1,700                    6.50 07/15/97
                        10,000                    6.50 07/16/97
                         1,300                    6.38 07/18/97
                         5,000                    6.56 07/22/97
                         3,500                    6.56 07/23/97
                         2,100                    6.50 07/23/97
                         1,500                    6.50 07/25/97
                         2,000                    6.56 07/29/97
                         1,000                    6.50 08/11/97
                         4,500                    6.63 08/12/97
                        10,000                    6.63 08/12/97
                        10,000                    6.63 08/12/97
                         8,000                    6.88 08/15/97
                        10,000                    7.00 08/15/97
                         5,000                    6.88 08/18/97
                        11,200                    7.00 08/20/97
                        38,000                    7.00 08/21/97
                         5,000                    7.06 08/21/97